SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of September 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




          RYANAIR OFFERS TO BUILD TERMINAL 2 AT NO COST TO DAA
              REMOVES NEED FOR 25% PASSENGER TAX INCREASES

Ryanair,  Europe's largest international airline, today (Tuesday, 26th September
2006) confirmed that it had written to the DAA offering to build a low cost, efficient Terminal 2 at Dublin Airport at a cost of EUR250 million. This new facility will save the DAA the EUR610 million they propose wasting on their Terminal 2, as well as saving the seven year old Pier C (which cost EUR150 million) and the historic listed building, Corballis House. Ryanair also confirmed that it would be oppose the DAA's planned Terminal 2, which is badly designed, in the wrong location, is five times more expensive than other similar terminal facilities in the UK and Europe, and has ballooned in cost from EUR170 million (when first announced by the DAA in September 2005) to EUR750 million when the DAA's plans were finally revealed in August 2006.

Ryanair criticised the DAA's record of building wasteful, inefficient, over priced facilities, which includes:

-    EUR180m on a 3 million passenger terminal at Cork.

- EUR150m on the 7 year old Pier C which they now propose to scrap altogether.

- EUR150m on the Terminal One extension which was opened in 2002 and designed for 20m. passengers but is patently unable to cope with 20 million passengers.

The DAA's proposed T2 location in a cul de sac, on the south side of the airport is the worst possible location in the context of the proposed second (Northern) runway at Dublin Airport. This will cause severe congestion and delays to aircraft and long taxi times between the two terminals and the two runways. The DAA's T2 design is also nonsensical. They propose two buildings instead of one, and a five storey building when only two levels are necessary.

Ryanair today confirmed that it would oppose the DAA's proposed Terminal 2. It will submit objections at the planning stage to Fingal County Council. Ryanair will also be opposing any attempt by the DAA to seek an unnecessary and unjustified 25% increase in passenger charges to the CAR. Ryanair will also be submitting a complaint to the Competition Authority calling for an investigation into the fourfold increase in T2 costs, which have risen from EUR170m in September 2005 to EUR750m in August 2006, just eleven months later. Ryanair also confirmed it will submit a complaint to the European Commission against the DAA for abuse of its monopoly position at Dublin Airport which has resulted in the T2 costs rising fourfold even before planning has been applied for, and for forcing consumers to pay for a second terminal when more than half (20m) of the passengers at Dublin Airport will never use it.

Speaking today at Ryanair's Press Conference, Ryanair's CEO Michael O'Leary said:

        "The DAA cannot be trusted to build efficient, low cost facilities. Having wasted EUR150m. on Pier C in 1998 they now propose to scrap it. Having spent a further EUR150m. extending the Terminal in 2002 "to cater for 20 million passengers" this Summer's experience has proven that the facilities cannot handle 20 million passengers. Having announced the second terminal in August 2005 at a cost of EUR170m.
        the DAA have now designed this facility and the costs have exploded twelve months later to over EUR750m. It makes no sense to build a two building terminal when one building is more than adequate. It's nonsensical to build a five storey building when a two storey building will do.

        "These costs increases, and the proposed 25% to 60% increase in passenger taxes are a direct result of this Government's breach of its promise of an independent second terminal at Dublin Airport. Ryanair has offered to build a low cost efficient second terminal at not cost to the DAA, and the Ryanair building is in a better location for the second runway and is a more passenger friendly design.

        "When there is an alternative T2 proposal which can be built at no cost to the DAA, and can be built with no increase in passenger taxes at Dublin Airport, Ryanair calls on the Government to ensure that this is the facility that is developed at Dublin Airport and to scrap the EUR760m. Taj Mahal proposed by the DAA.

        "The DAA wasted EUR300m on Dublin Airport to deliver a facility which could handle 20m. passengers, but it plainly failed to do so. They wasted a further EUR180m. on a 3m facility in Cork when it could and should have been built for one tenth of this sum. Passengers and visitors at Dublin Airport should not endure Third World facilities, or suffer 25% to 60% cost increases to pay for the waste and incompetence of the failed DAA monopoly".


Ends.                            Tuesday, 26th September 2006

For further information
please contact:

                                 Pauline McAlester          Peter Sherrard
                                 Murray Consultants         Ryanair
                                 Tel. +353-1-4980300        Tel. +353-1-8121212

                                 www.ryanair.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 September 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director